
06019269

STAR BANK

The Tokyo Star Bank, Limited
1-6-16 Akasaka, Minato-ku,
Tokyo 107-8480 Japan

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

SUPPL

December 14, 2006.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

Christopher K. Taniguchi, CTP

// Enclosures

12/18

Exhibit - A

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	12/11/2006	Annoucement denying media reports of the Bank's decision to commence Banking Agency Services in partnership with F&M Co., Ltd.	Required by TSE to be made public immediately

For immediate Release

December 11, 2006.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Media Report

Tokyo (Monday, December 11, 2006) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced, in response to the media reports yesterday that Tokyo Star Bank has decided to commence Banking Agency Services in partnership with F&M Co., Ltd., a Osaka-based business support service company, that although it has been in discussion, it has not yet reached any such decision.